FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated December 13, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: December 13, 2006	By:	/s/ Rajesh Saxena

Name: Title:	Rajesh Saxena Assistant General Manager

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051

News Release	December 13, 2006
For Immediate Publication

ICICI Bank hikes deposit and lending rates

ICICI Bank has announced an increase of 0.5% in its Benchmark Advance Rate (I-BAR) and its Floating Reference Rate (FRR) for consumer loans (including home loans) with effect from December 18, 2006. The revised I-BAR will be 13.75% p.a. payable monthly as against 13.25% at present. The revised FRR will be 10.75% p.a. as against 10.25% at present.

For existing floating rate customers, the increase in Floating Reference Rate (FRR) by 0.50% will be effective from January 1, 2007. The existing fixed rate customers whose loans are fully disbursed, will, however, not be impacted by the increase and their contracted rates will remain unchanged.

ICICI Bank has also announced an increase in interest rates on deposits of value less than Rs. 10.0 million in the range 0.25% -0.75% across various tenors with effect from December 18, 2006.

Customers can call the ICICI Bank 24 hour customer care help line or log on to the website (www.icicibank.com) for more details.

About ICICI Bank: ICICI Bank is India’s largest bank by market capitalisation and the second-largest in terms of total assets. At September 30, 2006, ICICI Bank had total assets of Rs. 282,373 crore. In the six months ended September 30, 2006, it made a profit after tax of Rs. 1,375 crore. It had 632 branches and extension counters and 2,336 ATMs at that date, and is in the process of setting up additional branches and ATMs pursuant to authorizations granted by Reserve Bank of India. It has about 31,500 employees. ICICI Bank offers a wide range of financial products and services directly and through subsidiaries in the areas of life and general insurance, asset management and investment banking. Its shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited and its American Depositary Shares are listed on the New York Stock Exchange.

For Press Queries:
Mr Charudatta Deshpande
Head Corporate Communications
ICICI Bank Limited
BKC, Mumbai – 400051
T: +91 22 2653 8208
E-mail: charudatta.deshpande@icicibank.com